
Mail Stop 3720

June 14, 2007

VIA INTERNATIONAL MAIL AND FAX (011-44-207-705-3609)
Mr. Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting plc
Grant Way, Isleworth
Middlesex, TW7 5QD, England

> **Re:** **British Sky Broadcasting Group plc**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed July 31, 2006**
> **File No. 1-13488**

Dear Mr. Darroch:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended June 30, 2006

Programming, page 50

1. In your statement herein and on page 57, you attribute (in part) a decrease in programming costs to the "phasing of title delivery" and the "timing of individual programming agreements." Please tell us in detail what you mean. Citing the authoritative accounting guidance, please state when title delivery occurs and

when programs are available for transmission as addressed on page 98. Tell us the conditions for recognizing programming costs (or otherwise recognition of programming-related costs) and the related revenues.

Liquidity and Capital Resources, page 53

2. We note your statement that "net debt is a non-GAAP measure that … gives a more relevant indication of (y)our underlying financial position." Please disclose the following:

    - the manner in which management uses net debt evaluate your financial position;
    - the economic substance behind management's decision to use such a measure;
    - the material limitations associated with the use of net debt; and
    - the manner in which management compensates for these limitations when using net debt.

Amortization of Programming Inventory, page 60

3. Please disclose and tell us what type of programming inventory requires judgement in assessing the amortization period. Also, disclose and tell us why you may not be able to determine the programming benefit period at the initial recognition of the programming inventory.

1(a). Statement of compliance, page 95

4. The Securities and Exchange Commission Release No. 33-8567 "First-Time Application of International Financial Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. Please tell us if you have any reconciling items between IFRS as endorsed by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.

1(d). Foreign Currency Translation, page 96

5. We note that any exchange differences arising are classified as equity and transferred to the Group's foreign exchange reserve. We are unable to find the

subject reserve in your shareholders' equity accounts as set forth on page 132. Please advise us.

1(e). Derivatives that qualify for cash flow hedge accounting, page 96

6. Please tell us and disclose the quantitative measures you use to assess effectiveness of the cash flow hedges at inception.

7. We note that there are circumstances where only the intrinsic value of a derivative is designated as a cash flow hedge and this hedge is initially recognized in the hedging reserve. Please tell us in detail the circumstances in which this occurs and why the accounting is appropriate under IFRS and US GAAP.

8. We note that the ongoing effectiveness of your cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. Please tell us whether there were any instances where you failed the dollar-offset (i.e., you fell out of the 80-125% range) yet you still concluded the relationship was highly effective and continued hedge accounting under IFRS and US GAAP. If so, tell us your accounting basis for continuing hedge accounting for these cash flow hedges under IFRS and US GAAP.

1.(h).(i). Acquired and commissioned television programme rights, page 99

9. Citing the pertinent accounting literature, tell us your basis for *no*t recording the inventory and liability associated with "television programme rights not yet available for transmission." Please tell us and disclose the restrictions for such transmissions and when your legal rights arise.

10. Please tell us how you determine the "expected profile of transmission" in connection with the general entertainment programme costs.

1(i)(ii). Trade and other receivables, page 100
1(i)(v). Trade and other payables, page 100

11. You measure trade receivables and payables at amortised cost using the effective interest method. We note that you do not have a reconciling item for this accounting in the US GAAP reconciliation. Please tell us why this accounting is appropriate under US GAAP. Refer to APB 21.

12. We note that you recognize revenue from installations and digibox sales when the services and goods are provided. Per page 13, we note that the sales price of the digibox is £299 if the customer subscribes to your service and £399 otherwise.

Please tell us why your accounting is appropriate under IFRS and US GAAP. Include in your response references to the appropriate literature.

1(t). Reportable Segments, page 103

13. We note that you supply certain channels to cable operators and you provide pay television broadcast service in the UK and Ireland. Please tell us in more detail the factors you considered in concluding that you have no reportable segments within your business under IAS 14 and US GAAP.

6. Audit fees, page 108

14. Please tell us the factors you considered in concluding that the customer management systems development services provided by your auditors, Deloitte & Touche LLP, did not impact their independence under Rule 2-01(c)(4)(ii) of Regulation S-X.

11(iii). Broadcast, page 113

15. We note that you estimate the recoverable amount for the Broadcast CGU on the basis of the difference between the quoted market value of the Company and the value in use of the Group's other cash generating units less estimated cost to sell. Tell us if the other cash generating units also included the Broadband enterprise which was addressed in the following section. Citing your basis in the accounting literature under IAS, tell us why it is appropriate to determine your Broadcast CGU by assigning the residual value of your entity to it. Also, tell us whether the Broadcast CGU is a reporting unit under US GAAP. If so, tell us why the residual method is appropriate in determining the fair value of the reporting unit under SFAS 142.

16. (ii) Unrecognized deferred tax assets, page 118

16. We note that you had not recognized a deferred tax asset in respect of overseas trading losses. Please tell us the nature and extent of the trading losses and the circumstances in which they occurred.

18. Trade and Other Receivables, page 119

17. Please tell us the nature of prepayments and why it is included in the line item, "Trade and Other Receivables." Also, tell us why the prepayments due in more than one year are considered current assets.

22. Interest rate risk, page 125

18. We note that on cross-currency swaps, if forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to the forecast transaction are recognized directly in profit or loss. Please tell us your basis for concluding that a forecast transaction may not be expected to occur. Refer to paragraph 101(c) of IAS 39.

23. Share capital, pages 129-132

19. Refer to your disclosure herein that Executive Share Option Scheme "options may be exercised in the final year before their lapsing date, regardless of meeting performance criteria … for those options with performance conditions, growth in EPS has to exceed growth in the Retail Prices Index plus 3% per annum in order for awards to vest." In this regard, we note your accounting policy on page 102 in which you stated that "the total amount recognized in the income statement as an expense is adjusted to reflect the actual number of awards that vest." Please tell us how your accounting policy complies with paragraphs 19 and 21 of IFRS 2.

20. Please refer to the share awards tables on page 131. Tell us why it is appropriate to aggregate the information required under paragraphs 45(b)-(d) of IFRS 2 for all your share option schemes. It appears that the information aggregates the share option schemes of employees, managers, Executive Directors and Senior Executives.

21. Please disclose the information required in paragraphs 50-51 of IFRS 2.

32(i)(9). Consolidated Balance Sheets, page 160

22. To help us understand the changes in stockholders' equity under U.S. GAAP, please present a roll forward of stockholders' equity under US GAAP, including comprehensive income. Additionally, disclose the number of shares authorized, issued, and in the treasury, as appropriate.

* * * *

As appropriate, please amend your filing and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director